Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

Bringing digital tools to field service technicians? For ServiceMax CEO Neil Barua, it’s personal

By Phil Wainewright September 23, 2021

SUMMARY: ServiceMax CEO Neil Barua talks about the company’s mission, earnings and partners - and why he wants service technicians to get the digital tools they deserve

The pandemic has raised the profile of many groups of workers who previously didn’t get much attention, but whose work is critical to the smooth running of society, from keeping supermarket shelves stocked to ensuring our homes and factories keep running. Our reliance on field service technicians has always been something talked up by ServiceMax, whose products help automate their work. The experience of the past year-and-a-half has given that message new resonance. As its CEO Neil Barua puts it:

“They’re the ones that got up, put their uniforms on and actually got on the streets and fixed things, so that we could go to the grocery store and find the things we needed to come home and make our kids and families safe. The pandemic just highlighted, we all had a relatively good life sitting behind streaming movies and Zoom calls, but these folks kept the world running.”

That in turn has led to a new recognition of the importance of equipping them with the same digital capabilities that office workers already took for granted. There are an estimated eight million technicians worldwide, around two-thirds of whom don’t currently have access to digital tools to help organize their work, such as mobile apps and the ability to look up data on the customer’s equipment and contract terms. Barua elaborates:

“They have homegrown tools, in some cases that are very hokey, or manual processes that are in many times still Excel, and in some cases, pen and paper. Our number-one mission in the short- to shortish-medium term is, get those eight million technicians with the core functionality that all our other customers have.

This isn’t just a sales goal for Barua, it’s personal. When he was growing up, he would see his father come home from work as a technician at a food processing plant and filling out paperwork every night instead of having that time to go out in the yard and play soccer with his son. He explains:

“I look back at that, I’m like, I wish Dad had had ServiceMax. That personal connection, and thinking about kids that have to watch their dads and moms go out be field techs and engineers and not have that luxury, is just a shame.

So that ability to serve those folks, it’s just a mission. We’re not going to stop until they all have these tools that we all have.

The imminent debut of ServiceMax on the public markets through its merger with a SPAC provides a particular opportunity to put that mission center stage, he believes.

“I think this is their day in the spotlight. And we want to make that spotlight really bright ...

That’s why I’m more excited about going public than anything else. It’s going to raise the prominence of the space in a way I don’t think we’ve seen over [ServiceMax’s] 14 years.

Q2 results and customer wins

In the run-up to that stock market debut, ServiceMax published its quarterly results for the first time earlier this month. It posted revenue of $32.2 million for the quarter, up 18% over the same quarter a year ago, of which $27.5 million was subscription revenue, up 24%. Guidance for the full year ending January 31st 2022 sees annual revenue of $130 million, up 19%, with subscription revenue up 22% at $112 million, and a non-GAAP operating loss of $22 million. There were several notable contract wins during the quarter, although none with names attached to them — they decline to be named because “many of them feel like deploying ServiceMax is a competitive advantage,” says Barua. The largest was an 8,000-seat deal with an equipment rentals company, while there were also deals with a medical diagnostic imaging company, and others in security, healthcare, industrial IoT, aerospace and business technology sectors.

There’s much more to come, says Barua, who points out that the company has been on a journey following its spin-out from GE more than two years ago and subsequent product releases, including the launch of Asset360 in partnership with Salesforce a year ago. With all that under its belt, ServiceMax is now “starting to win,” he says. Becoming a public company is therefore more of a launchpad than a destination, as he explains:

“Those things in aggregate, doing it with a great team during a pandemic, and actually achieving Q2 results that are a 22% growth rate ... We’re still in the early innings of that trajectory. That’s why I’m leaning forward excited, because this wasn’t the swan song of all that hard work, and we’ve hit the summit. We’re still climbing to the summit.

He expands on the new seven-figure annual contract just signed with an equipment rentals company as an example of the opportunity out there in the market. The company has over half a million items out on rental with customers across construction, industrial, energy, infrastructure and government sectors. Business is booming, but it’s being held back by manual processes that slow down the process of turning around each item when it comes back from one rental and has to be prepared for the next customer. ServiceMax will speed that process by digitally tracking where each item is, what parts need replacing, and co-ordinating the delivery of the parts so the item doesn’t sit waiting to be repaired before it can go out to the next customer. Barua continues:

“The amazing thing is, they’ve been around for decades. Their point is, ‘With the demand we’re seeing, we’re losing millions of dollars if we don’t have this data.’ So they’re aggressively deploying our solution right now.

It’s what’s going to occur across industries. They’ve realized they can’t keep pace with demand, and remote workers and ageing workforce, without digital tools.

Partner ecosystem

Building on the relationship with Salesforce, ServiceMax sales teams are busy during Dreamforce week, setting up customer calls to coincide with the event, often in collaboration with Salesforce colleagues. New Asset 360 announcements this week include tighter integration to the Configure-Price-Quote (CPQ) component of Salesforce Commerce Cloud to improve automation of service contract creation, along with templatized service contract and maintenance plans. There are also extensions to the data held on installed customer assets and new process flows for handling repairs under supplier warranty.

ServiceMax has also been strengthening its own partner ecosystem over the past year, with a certification process to recognize ServiceMax skills among its 50 implementation partners. This is helping to get partners up to speed on the asset data message which is core to the ServiceMax proposition. Meanwhile, the company is developing other relationships, including with operational technology (OT) specialist PTC, which is becoming a shareholder in ServiceMax as part of the listing process. Connections like these allow ServiceMax to become the core platform on which service workflows take place. Barua explains:

“We have the as-maintained state of the asset, because the technicians worked on it, we know what spare parts were used, we know when it was fixed, we know the contractual entitlements around it. That’s housed within the ServiceMax platform. We’re integrating with the ERP system. we’re integrating with the ITSM platform — many times ServiceNow, where we’re integrating their information to flow through to the field service technicians. We’re integrating obviously, with CRM players like Salesforce. And then we’ve got the OT layer and things that we’re doing with IoT players like PTC and others, where we’re API-ing the IoT data to have a workflow that actions that IoT sensor to a technician.

Yet however expansive the vision, it still all revolves around the service technician and what they need to get the job done. Barua emphasizes:

“You just can’t do something that’s a nice-to-have. It must work. You can’t send someone to fix a piece of mining equipment in Mongolia, without any connectivity, and they get there and the interface just does not work, or it looks like something cool on a demo or PowerPoint, but it doesn’t work ...

“Give these folks the tools that they deserve and do it really well, with great customer experience. I think once you do that, the world’s our oyster to continue to add more capabilities to them. But I don’t want to get distracted by the shiny toys before giving them the real tools to get their jobs done. That’s what we’re doing.

My take

A strong financial report from ServiceMax as it prepares to join the public markets, particularly in view of the customer wins, which are indicative of strong momentum. One of the challenges for ServiceMax at this stage in its evolution is staying focused on growing its core business without getting pulled in too many directions at once. Barua seems to be doing a good job of keeping the company grounded in its core mission of giving field technicians the tools they need to get the job done.

About ServiceMax

ServiceMax’s mission is to help customers keep the world running with asset-centric field service management software. As a recognized leader in this space, ServiceMax’s mobile apps and cloud-based software provide a complete view of assets to field service teams. By optimizing field service operations, customers across all industries can better manage the complexities of service, support faster growth and run more profitable, outcome-centric businesses. For more information, visit www.servicemax.com.

On July 15, 2021, ServiceMax announced a business combination agreement with Pathfinder Acquisition Corporation (NASDAQ: PFDR), a publicly traded special purpose acquisition company co-sponsored by affiliates of HGGC and Industry Ventures (“Pathfinder”) to become a publicly traded company (the “Business Combination”). Consummation of the Business Combination is subject to customary closing conditions, including approval by Pathfinder’s shareholders.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to ServiceMax. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the SEC and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder and ServiceMax will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed with the SEC

In connection with the Business Combination, Pathfinder has filed a registration statement on Form S-4 with the SEC that includes a prospectus with respect to Pathfinder’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the stockholder meeting of Pathfinder to vote on the Business Combination. Stockholders of Pathfinder and other interested persons are encouraged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Pathfinder, ServiceMax and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Pathfinder as of a record date to be established for voting on the Business Combination. Stockholders of Pathfinder will also be able to obtain a copy of the S-4, including the preliminary proxy statement/prospectus, and once available, the definitive proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303. The preliminary and definitive proxy statement/prospectus to be included in the registration statement and once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Pathfinder and their ownership is set forth in Pathfinder’s filings with the SEC, including the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Pathfinder stockholders in connection with the potential transaction can be found in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Nicole Guzzo

Nicole.Guzzo@servicemax.com

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